UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13D
                       (Rule 13d-101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                        RULE 13d-1(a)
   AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                     (Amendment No. 17)*

                Capital City Bank Group, Inc.
                      (Name of Issuer)

                Common Stock, $.01 Par Value
               (Title of Class of Securities)

                          13974105
                       (CUSIP Number)

 J. Kimbrough Davis, P.O. Box 11248, Tallahassee, FL; (850)
                          671-0300
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       April 19, 1999
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        SCHEDULE 13D

CUSIP No. 13974105




1    NAMES OF REPORTING PERSONS    Robert Hill Smith

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) []
                                                       (b) []
     N/A



3    SEC USE ONLY



4    SOURCE OF FUNDS*    PF, PN



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

     N/A



6    CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.A.



NUMBER OF           7    SOLE VOTING POWER         788,212.0
SHARES
BENEFICIALLY        8    SHARED VOTING POWER       696,117.5
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER    788,212.0
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER  696,117.5



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 1,484,329.5



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [X]

     27,307.1


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.75%



14   TYPE OF REPORTING PERSON*     IN



              AMENDMENT NO. 17 TO SCHEDULE 13D

Item 4.  Purpose of Transaction is amended to include:

As of April 19, 1999, Mr. Smith resigned as co-trustee of the Smith Family Charitable Lead Trust, and as of that date, is no longer a beneficial owner of the 250,000 shares of Capital City Bank Group, Inc. ("CCBG") common stock therein.

As of March 29, 1999, each of the acquisitions described in
Item 5(c) of this Amendment No. 17 to Schedule 13D were made in connection with CCBG's 1996 Dividend Reinvestment Plan.

Item 5. Interest in Securities of Issuer is amended to read as follows:

                                                   Number of     Percentage
                                                    Shares       Ownership

a.     Robert Hill Smith                           724,384.0        8.17%

       Robert Hill Smith as Custodian for           31,914.0           *
         Virginia Austin Smith (Minor Daughter)

       Robert Hill Smith as Custodian for           31,914.0           *
         Warren Hamilton Smith (Minor Son)

       The VAS Trust                                22,416.0           *

       The WHS Trust                                22,416.0           *

       The JWS Trust                                21,801.2           *

       The WGS III Trust                            21,801.2           *

       The William Godfrey Smith Trust             271,042.1        3.06%

       2 S Partnership                             336,641.0        3.80%
                                                 -----------       ------
                                                 1,484,329.5       16.75%
                                                 ===========       ======

       Virginia Wilson Smith (wife)                 27,307.1           *
                                                 ===========       ======

     * Less than 1%.

       Under the definition of "beneficial ownership" in
       Section 13d-3 of the Securities Exchange Act of
       1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 27,307.1 shares of CCBG common stock held by his wife, Virginia
       Wilson Smith. Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of stock held by his wife.

b. Mr. Smith has sole voting and investment power with respect to 788,212.0 shares of CCBG common stock consisting of (a) 724,384.0 shares held directly,
       (b) 31,914.0 shares held as Custodian for Virginia
       Austin Smith, and (c) 31,914.0 shares held as Custodian for Warren Hamilton Smith.

       Mr. Smith shares voting and investment power with William G. Smith, Jr., President, Capital City Bank
       Group, Inc., 217 N. Monroe Street, Tallahassee,
       Florida 32301, with respect to 696,117.5 shares of CCBG common stock, consisting of (u) 22,416.0 shares in the VAS Trust, (v) 22,416.0 shares in the WHS
       Trust, (w) 21,801.2 shares in the JWS Trust, (x)
       21,801.2 shares in the WGS III Trust, (y) 271,042.1 shares in the William Godfrey Smith Trust, and (z)
       336,641.0 shares in the 2 S Partnership.

       Mr. Smith has no voting or investment power with respect to the 27,307.1 shares of CCBG common stock held by his wife. Pursuant to Rule 13d-4 promulgated under the Act, Mr. Smith disclaims beneficial ownership of the 27,307.1 shares held by his wife.

c. As of March 29, 1999, each of the following acquisitions occurred in connection with CCBG's 1996
       Dividend Reinvestment Plan, at a cost of $23.46 per share:

                                                   Number of
                                                    Shares

       Robert Hill Smith                              13.3

       Robert Hill Smith as Custodian for              5.3
         Virginia Austin Smith (Minor Daughter)

       Robert Hill Smith as Custodian for              5.3
         Warren Hamilton Smith (Minor Son)

       The William Godfrey Smith Trust               130.8

       2 S Partnership                                13.3


       Virginia Wilson Smith (wife)                   26.5


d.   Not applicable.

e.   Not applicable.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 1999




/s/ Robert Hill Smith
    Robert Hill Smith